Exhibit 99.4

Dejour Files Restated 2010 Q2 Financial Statements”

Vancouver, British Columbia, January 21, 2011 — Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ) (“Dejour”), today announced the release of its restated unaudited interim financial statements and related Management Discussion & Analysis (“MD&A”) for the second quarter period ended June 30, 2010.

These restatements have already been fully reflected and disclosed in Note 4 to Dejour’s unaudited interim financial statements for the third quarter period ended September 30, 2010, filed with Canadian securities regulators and the SEC on November 15, 2010.  For improved disclosure and better information for investors, Dejour has reflected the previously disclosed information in the form of restated interim financial statements for the second quarter period ended June 30, 2010.

These restatements have no impact on the cash position or cashflow of Dejour.

The previously filed June 30, 2010 interim financial statements recognized amortization, depletion and accretion for the six months ended June 30, 2010 of $1,472,696 that has been restated as $2,499,696.  The previously filed June 30, 2010 interim financial statements did not recognize the change in future income taxes arising on the renouncement of flow-through share expenditure in January 2010.  Accordingly, the restated interim financial statements for the six months ended June 30, 2010 include an adjustment to increase future income tax recovery by $464,000 and decrease share capital by $464,000.

The net effect of the above non-cash restatements was an increase in net loss by $563,000 for the six month period ended June 30, 2010, with no change in revenue, working capital or cashflows of Dejour.  As discussed above, the cumulative effects of these restatements had already been reflected and disclosed in Dejour’s interim financial statements for the third quarter period ended September 30, 2010, filed with Canadian securities regulators and the SEC on November 15, 2010.

The restated June 30, 2010 unaudited interim financial statements and MD&A are available on www.sedar.com, at the SEC’s website at www.sec.gov, and on Dejour’s website.

Financial information for the six months ended June 30, 2010 which is contained in, or incorporated by reference in, any disclosure document previously filed by Dejour is now superceded by the information contained in the restated financial statements and MD&A described herein.  Readers should rely on Dejour’s restated unaudited interim financial statements and MD&A, instead of those previously filed, for the second quarter period ended June 30, 2010.

The accompanying notes are an integral part of these consolidated financial statements

About Dejour

Dejour Enterprises Ltd. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance / Uinta Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage.

Dejour, maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE - Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

The accompanying notes are an integral part of these consolidated financial statements